FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2012
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA awarded 30-year concession to build and operate the Scenic Bypass in Acapulco

Mexico City, November 7, 2012—Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, procurement and infrastructure company in Mexico, announced that it has been awarded the 30-year concession for a toll tunnel and highway in Acapulco by the government of the State of Guerrero. The project was awarded through a national bidding process.

The construction amount is estimated at approximately Ps. 1,940 million and will be included in ICA’s backlog once the contracts are signed.

The project includes a 3.3 km tunnel from the Brisamar interchange to Cayao – Puerto Marques and a 4.7 km highway from the tunnel entrance to the Zona Diamante section of Acapulco. The road will provide a more rapid connection between the city center and the rapidly growing areas in the Zona Diamante.

Total investment is estimated to be approximately Ps. 2,800 million, which includes cost of construction, right of way payments, and contingency funds.

The financing of the project is under negotiation with a group of financial institutions to complement the Ps. 1,110 million to be contributed by the Fonadin investment fund.

Empresas ICA, S.A.B. de C.V. is Mexico's largest construction and infrastructure operations company. Founded in 1947, ICA’s principal lines of business are civil and industrial construction and engineering; infrastructure operations, including airports, toll roads, and water systems; and homebuilding. For more information visit www.ica.com.mx/ir.

This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

For more information contact:
Investor Relations: Luz Montemayor luz.montemayor@ica.mx Iga Wolska iga.wolska@ica.mx relacion.inversionistas@ica.mx (5255) 5272 9991 ext.3692	Victor Bravo, CFO victor.bravo@ica.mx In the United States: Daniel Wilson Zemi Communications, (1212) 689 9560 dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2012
Empresas ICA, S.A.B. de C.V.
/s/ ALONSO QUINTANA KAWAGE
Name: Alonso Quintana Kawage
Title: Chief Executive Officer